SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors held on June 30, 2011

1. Date, Time and Venue: On June 30, 2011, at 11 a.m., in the headquarter of the Company, located at Avenida das Nações Unidas 8,501, 19th floor.

2. Call Notice and Attendance: Call notice waived, due to the attendance of the totality of the members of the Company’s Board of Director, therefore, the instatement and approval quora were verified.

3. Presiding Board: Chairman: Caio Racy Mattar. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The following resolutions were unanimously approved, without reservations, by all the directors in attendance: 4.1. To confirm and ratify all acts practiced by the management of the Company previously to the date of this Board of Directors’ meeting regarding the issuance, by the Company, of 8 Debts Instruments in the form of Certificate of Bank Credit (Cédula de Crédito Bancário), with secured guarantee, in a total amount of R$65,000,000.00 in the respective date of issuance (“CCBs” and the “Issuance”, respectively), as set forth in Article 26 and following of Law No. 10,931, of August 20, 2004. The members of the Board of Directors also confirm and ratify all acts practiced by the management of the Company regarding the constitution of the following guarantees of the CCBs: (a) fiduciary alienation of the totality of common and preferencial shares of any class, issued by Gafisa SPE-89 Empreendimentos Imobiliários S.A., corporation with headquarters located in the City of São Paulo, State of São Paulo, at Avenida Nações Unidas 8,501, 19th floor, part, Pinheiros, enrolled under CNPJ No. 10.347.563/0001-04, a wholly-owned subsidiary of the Company (“SPE-89”), held by the Company; and (b) fiduciary assignment of credit right and the rights related to a blocked account, in which will be deposited all the amounts the Company is entitled regarding the distribution of dividends or interest on capital by SPE-89. The Issuance has the purpose of obtaining resources exclusively for the development of Real Estate projects in the residential sector by the Company, SPE-89 and Gafisa SPE-91 Empreendimentos Imobiliários Ltda., enrolled under CNPJ No. 10.761.429/0001-55, NIRE 35.222.940.017, with headquarters located in the City of São Paulo, State of São Paulo, at Avenida Nações Unidas 8,501, 19th floor, part, Pinheiros, 4.2. To confirm and ratify all acts practiced by the management of the Company previously to the date of this Board of Directors’ meeting regarding the celebration by the Company of contract of constitution of onerous usufruct over 100% of preferred shares of SPE-89, in favor of Banco Votorantim S.A., for a period of 6 years, upon payment of R$45.000.000,00, in the terms and conditions negotiated by the management of the Company (“Usufruct”); and 4.3. To confirm and ratify all acts practiced by the management of the Company previously to the date of this Board of Directors’ meeting regarding the celebration by the Company of a swap contract, for a period of 6 years, with the purpose of guaranteeing that the operation will be paid in the terms of the commercial fees negotiated with Banco Votorantim, in view of the celebration of the Issuance and the Usufruct.

1. Closing: With no further matters to be discussed, these minutes were prepared and, after revised and unanimously approved by the Directors, duly executed. Signatures: Caio Racy Mattar (Chairman), Renata de Carvalho Fidale (Secretary). Directors: Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss, José Écio Pereira da Costa Júnior, Renato de Albuquerque, Wilson Amaral de Oliveira, Henri Philippe Reichstul, Guilherme Affonso Ferreira and Maria Letícia de Freitas Costa.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 05, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer